Exhibit 99.1

Changyou.com Announces Ex-Dividend Date of April 27, 2018 for Special Cash Dividend

Beijing, China, April 12, 2018 - Changyou.com Limited (“Changyou”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced that, based on the payment date of April 26, 2018 set for Changyou’s previously-announced special cash dividend of US$9.40 per ADS, NASDAQ has established April 27, 2018 as the ex-dividend date for the dividend. Accordingly, in order to be entitled to receive the dividend, holders of ADSs must hold the ADSs as of no later than the end of the day on April 26, 2018, the day before the ex-dividend date.

Under NASDAQ rules, the “ex-dividend” date applicable to a dividend to be paid by a NASDAQ -listed company is the date on and after which purchasers of the company’s shares will not be entitled to receive the dividend. NASDAQ has established April 27, 2018 as the ex-dividend date for Changyou’s special cash dividend pursuant to a special NASDAQ rule providing that when a dividend is in a per share amount that equals or exceeds 25% of a company’s share price, the ex-dividend date will be the first trading day following the payment date. Changyou’s special cash dividend of US$9.40 per ADS is more than 25% of the closing price of US$29.97 for Changyou’s ADSs reported by NASDAQ for April 5, 2018, the date on which Changyou’s board of directors declared the dividend.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu, one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com.

For investor and media inquiries, please contact:

In China:

Changyou.com Limited

Investor Relations Department

Phone: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1 (480) 614-3004

Email: lbergkamp@ChristensenIR.com